Mail Stop 4561

September 19, 2006

Mr. Jaime Rivera
Chief Executive Officer
Latin American Export Bank
Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

      Re: Latin American Export Bank
             Form 20-F for the Fiscal Year Ended December 31, 2005
             File No. 001-11414

Dear Mr. Rivera:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your documents. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Audited Financial Statements

Notes to Consolidated Financial Statements

Investment Securities, page F-14

1. We note that a material portion of your investment portfolio is comprised of various government securities. In order to provide the user of the financial statements with a better understanding of the relative risks associated with these investments, please

revise your future filings to provide a tabular breakdown that identifies the government issuers of whom you hold significant securities balances in your portfolio.

<u>Allowance for Credit Losses, page F-18</u>

2. Please address the following regarding your disclosure that during the third quarter of 2005, you implemented a new methodology for estimating generic allowances for credit losses which incorporates the Bank's historical loss performance in the calculation of expected loss rather than using default data from ratings agencies.
   - Please tell us in detail how you determined that your use of an expected loss model is in accordance with U.S. GAAP, including the specific authoritative literature relied upon in making your determination.
   - For both the allowance for loan losses and the reserve for losses on off-balance sheet credit risk, clearly describe to us and in your future filings how you used an expected loss model in arriving at your allowance balances.
   - For both the allowance for loan losses and the reserve for losses on off-balance sheet credit risk, clearly identify any adjustments to the expected loss model outputs that you made as part of your use of this data.
   - Explain, in detail, why the change in methodology resulted in a positive impact on 2005 net income as it relates to the allowance for loan losses and a negative impact as it relates to the reserve for losses on off-balance sheet credit risk.
   - Tell us why you believe this qualifies as a change in accounting principle from one acceptable method to another under paragraphs 7-8 of APB 20.
   - We may have further comment based on your response.

3. As a related matter, please revise to disclose:
   - More clearly discuss the reasons for the change in methodology including the underlying reasons for changing in the current year as opposed to changing in a prior period;
   - Discuss whether you tracked your historical loss performance in prior years, and the extent to which you used that data in your allowance methodology in the past;
   - If you tracked your historical data in prior years, discuss how you reconciled the default information from rating agencies with the historical losses experienced in your portfolio; and
   - More clearly disclose the events that occurred during each of the last several reporting periods that caused you to determine that a significant reversal was appropriate for those respective periods. Clearly identify the triggering events that occurred during each period that led to the reversal.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief